Mail Stop 3561

December 11, 2007

By U.S. Mail and facsimile to (804) 819-2232

Thomas F. Farrell, II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

      Re: Dominion Resources, Inc.
              Definitive 14A
              Filed March 27, 2007
              File No. 1-08489

Dear Mr. Farrell:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

              Sincerely,

              Ellie Quarles
              Special Counsel

cc: Carter M. Reid
        Vice President Governance and Corporate Secretary